UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FBR CAPITAL MARKETS CORPORATION

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

30247C301

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30247C301	13G	Page 2 of 6

1	NAME OF REPORTING PERSONS Friedman, Billings, Ramsey Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 33,333,049
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 33,333,049

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,049
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.5%
12	TYPE OF REPORTING PERSON CO

Page 2 of 6 Pages

CUSIP No. 30247C301	13G	Page 3 of 6

1	NAME OF REPORTING PERSONS FBR TRS HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 33,333,049
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 33,333,049

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,333,049
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.5%
12	TYPE OF REPORTING PERSON CO

Page 3 of 6 Pages

CUSIP No. 30247C301	13G	Page 4 of 6

Item 1	(a)	Name of Issuer:

FBR Capital Markets Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

1001 Nineteenth Street North, Arlington, Virginia 22209

Item 2	(a)	Name of Person Filing:

Friedman, Billings, Ramsey Group, Inc. (“FBR Group”) FBR TRS Holdings, Inc. (“FBR TRS”)

FBR Group is the sole shareholder of FBR TRS, which is the record owner of the shares of FBR Capital Markets Corporation common stock covered by this Schedule 13G. As a result, FBR Group and FBR TRS may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of FBR Capital Markets Corporation common stock owned of record by FBR TRS.

Item 2	(b)	Address of Principal Business Office or, if None, Residence:

(1) Friedman, Billings, Ramsey Group, Inc. 1001 Nineteenth Street North Arlington, Virginia 22209

(2) FBR TRS Holdings, Inc. 1001 Nineteenth Street North Arlington, Virginia 22209

Item 2	(c)	Citizenship:

See Item 4 on Cover Pages to this Schedule 13G.

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2	(e)	CUSIP Number:

3024 7C 301

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J)Group, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 4 of 6 Pages

CUSIP No. 30247C301	13G	Page 5 of 6

Item 4	Ownership:

(a) Amount beneficially owned:

See Item 9 on Cover Pages to this Schedule 13G.

(b) Percent of class:

See Item 11 on Cover Pages to this Schedule 13G.

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

See Item 5 to Cover Pages to this Schedule 13G.

(ii) shared power to vote or to direct the vote

See Item 6 to Cover Pages to this Schedule 13G.

(iii) sole power to dispose of or to direct the disposition of

See Item 7 to Cover Pages to this Schedule 13G.

(iv) shared power to dispose of or to direct the disposition of

See Item 8 to Cover Pages to this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

None.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certifications:

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on Schedule 13G is true, complete and correct.

Date: January 9, 2009	FRIEDMAN BILLINGS RAMSEY GROUP, INC.

	By:	/s/ J. ROCK TONKEL, JR.
	Name:	J. Rock Tonkel, Jr.
	Title:	President and Chief Operating Officer

Date: January 9, 2009	FBR TRS HOLDINGS, INC.

	By:	/s/ J. ROCK TONKEL, JR.
	Name:	J. Rock Tonkel, Jr.
	Title:	President and Chief Operating Officer